FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No.

333-202409

press release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH TO DO SO WOULD BE PROHIBITED BY APPLICABLE LAW

ArcelorMittal announces the terms of its c.USD 3bn1 rights issue

11 March 2016 - 7 for 10 Rights issue of 1,262,351,531 new shares at a subscription price of EUR 2.20 per new share

•	Subscription price represents a 35.3% discount to the theoretical ex-rights price, based on the closing price of ArcelorMittal’s shares on Euronext Amsterdam on 10 March 2016
•	Mittal family trust entities have committed to exercise their Rights for new shares pro rata to their current shareholding of 37.38%
•	Record date for allocation of Rights is set at 14 March 2016 at 5:00 pm EST for shares traded on the New York Stock Exchange and the close of trading in each other market
•	Rights will be credited to clearing systems and to the accounts of shareholders directly registered in the European share register and the New York share register on 15 March 2016. Mailing of certificates evidencing Rights directly registered in the New York rights register will begin on 15 March 2016.

Rights exercise periods run from 15 March 2016, until:

o	5.00 pm EST on 29 March 2016 for Rights held via book entry in DTC or in the New York Rights register;
o	5.00 pm CET on 30 March 2016 for Rights held in the European clearing systems, other than for Rights traded on the Spanish stock exchanges and Rights held directly through the European Rights register, for which the deadline will be 12.00pm CET

ArcelorMittal SA (“ArcelorMittal” or the “Company”) announces the terms of its c.USD 3bn rights issue, the principle of which was announced on 5 February 2016 (the “Offering”), following the adoption of enabling resolutions by the Extraordinary General Meeting of shareholders on 10 March 2016. The Offering is underwritten by a syndicate of banks led by Goldman Sachs International, BofA Merrill Lynch and Crédit Agricole Corporate and Investment Bank acting as Joint Global Coordinators and Joint

1 The subscription price in euros has been set to generate gross proceeds in EUR equivalent to approximately USD 3bn i.e. EUR 2.78 bn, based on the currently published European Central Bank euro/USD exchange rate.

Bookrunners. Barclays, BNP Paribas, Citigroup, J.P. Morgan and Société Générale Corporate & Investment Banking are acting as Joint Bookrunners. ArcelorMittal intends to use the net proceeds from the exercise of Rights attributed in the Offering to reduce its indebtedness and to strengthen its balance sheet.

Mittal family trust entities have committed, subject to customary conditions, to exercise the Rights allocated to them based on their current shareholding of 37.38%.

The Company and the Mittal family trust entities have agreed with the Underwriters to a 180-day lock-up following the settlement of the Offering, subject to certain exceptions.

Forward-Looking Statements

This press release may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg supervisory authority for the financial sector (Commission de Surveillance du Secteur Financier – CSSF) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F filed with the SEC, ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

For readers in the European Economic Area

This press release does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities of ArcelorMittal within the meaning of Luxembourg law and/or the laws of any other member state of the European Economic Area. This document does not constitute a prospectus within the meaning of EC Directive 2003/71/EC of the European Parliament and of the Council dated 4 November 2003, as amended (the “Prospectus Directive”), which expression includes any relevant implementing measure in the member state concerned, and should not be the basis for any agreement or decision to invest. Any offering of securities or new admission will be based exclusively on a prospectus prepared for that purpose. Further, ArcelorMittal has not authorized any offer to the public of securities in any member state of the European Economic Area that has implemented the Prospectus Directive, other than Luxembourg, the Netherlands, France and Spain, (each, a “Relevant Member State”). With respect to each Relevant Member State, no action has been undertaken or will be undertaken to make an offer to the public of securities requiring publication of a prospectus in any Relevant Member State. For the offering of subscription rights in Luxembourg, the Netherlands, France and Spain, a securities prospectus will be produced, which is to be published following approval by the

Luxembourg supervisory authority for the financial sector (Commission de Surveillance du Secteur Financier – CSSF) and after it has been passported into the Netherlands, France and Spain subsequent to notification having been given to the competent regulatory authorities in those jurisdictions. Any decision to purchase, subscribe for or otherwise acquire any subscription rights or new shares of the Company must be made only on the basis of the information in a securities prospectus (published in due course by the Company), which will be available for download on the internet site of ArcelorMittal (www.arcelormittal.com). Copies of the prospectus will then also be readily available upon request and free of charge at 24-26, boulevard d’Avranches, L-1160 Luxembourg, Grand-Duchy of Luxembourg.

In each Relevant Member State this communication is only addressed to, and directed at, qualified investors in that Relevant Member State within the meaning of the Prospectus Directive.

This press release contains regulated information within the meaning of the Transparency Directive 2004/109/EC and implementing laws and regulations, which must be made publicly available pursuant to Luxembourg law.

This press release contains advertising materials in connection with the Offer as referred to in the Market Abuse Directive 2003/6/EC and implementing laws and regulations.

For readers in the United Kingdom

This communication is only being distributed to, and is only directed at, (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The subscription rights and new shares are only available to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such subscription rights or new shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

For readers in the United States

ArcelorMittal has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the supplement to that prospectus ArcelorMittal and other documents ArcelorMittal has filed with the SEC for more complete information about ArcelorMittal and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ArcelorMittal, any underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by writing or telephoning ArcelorMittal at ArcelorMittal USA LLC, 1 South Dearborn Street, 19th Floor, Chicago, IL 60603, Attention: Ms. Lisa M. Fortuna, Manager, Investor Relations, telephone number: (312) 899-3985.

The Banks, each of which are authorised in the United Kingdom by the Prudential Regulation Authority and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, are each acting exclusively for the Company and for no-one else in connection with any transaction mentioned in this announcement and will not regard any other person (whether or not a recipient of this announcement) as a client in relation to any such transaction and will not be responsible to any other person for providing the protections afforded to their respective clients, or for advising any such person on the contents of this announcement or in connection with any transaction referred to in this announcement.

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and an industrial footprint in 19 countries. Guided by a philosophy to produce safe, sustainable steel, we are the leading supplier of quality steel in the major global steel markets including automotive, construction, household appliances and packaging, with world-class research and development and outstanding distribution networks.

Through our core values of sustainability, quality and leadership, we operate responsibly with respect to the health, safety and wellbeing of our employees, contractors and the communities in which we operate.

For us, steel is the fabric of life, as it is at the heart of the modern world from railways to cars and washing machines. We are actively researching and producing steel-based technologies and solutions that make many of the products and components people use in their everyday lives more energy efficient.

We are one of the world’s five largest producers of iron ore and metallurgical coal and our mining business is an essential part of our growth strategy. With a geographically diversified portfolio of iron ore and coal assets, we are strategically positioned to serve our network of steel plants and the external global market. While our steel operations are important customers, our supply to the external market is increasing as we grow.

In 2015, ArcelorMittal had revenues of US$63.6 billion and crude steel production of 92.5 million tonnes, while own iron ore production reached 62.8 million tonnes.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

Europe	+35247923198
Americas	+13128993985
Retail	+35247923198
SRI	+442075431123
Bonds/Credit	+33171921026

Contact information ArcelorMittal Corporate Communications
E-mail:	press@arcelormittal.com
Phone:	+442076297988

ArcelorMittal Corporate Communications

Sophie Evans (head of media relations) Paul Weigh	+442032142882 +4420132142419

United Kingdom
Maitland Consultancy	+442073795151

France
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Sylvie Dumaine / Anne-Charlotte Creach	+33153707470